Exhibit 99.1

IAMGOLD Reports Inferred Mineral Resource Estimate for the Eastern Borosi Project

TORONTO, April 3, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced a new Inferred Mineral Resource estimate in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in National Instrument 43-101 ("NI 43-101") for the Eastern Borosi joint venture gold project (IAMGOLD: 51% and Calibre Mining Corp. ("Calibre"): 49%) located in Nicaragua.

On behalf of the joint venture, Roscoe Postle Associates Inc. ("RPA") has completed the initial resource estimates for the Blag, East Dome, Guapinol, and Vancouver veins, as well as updated Mineral Resource estimates for the Riscos de Oro and La Luna veins, which are part of the Eastern Borosi joint venture. The resource models assumed open pit extraction for the La Luna veins, and underground mining extraction for the other veins.

The underground resource estimate comprises Inferred Resources totaling 3,219,000 tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver. The open pit resource estimate comprises Inferred Resources totaling 1,199,000 tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver. A summary of the Mineral Resource estimate is presented in Table 1.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "This new resource estimate reported for the Eastern Borosi project consolidates the results of successive drilling campaigns completed by the joint venture partners under the direction of the Calibre exploration team between 2014 and the end of 2017. Numerous vein systems and targets remain to be explored and the potential for resource additions and further discoveries is considered to be favourable."

The Mineral Resource estimate for the Eastern Borosi project incorporates assay results from 77 diamond drill holes, totaling nearly 17,350 metres, variably spaced from 60 to 90 metres apart targeting the Blag, East Dome, Guapinol, Vancouver and Riscos de Oro veins, and up to 150 metres apart on the La Luna vein. The drill hole database comprises both historic and recent drill holes completed by the joint venture partners. Blag and Riscos de Oro deposits were historically mined by open-pit and limited underground development and the mined areas were used in the interpretation of the mineralized wireframes. Mined out areas and areas above established underground levels were removed from the resource models for reporting purposes.

This Mineral Resource estimate was based on four block models, corresponding to Blag, Riscos de Oro, Guapinol, and La Luna deposits.  The Blag deposit includes Blag and East Dome veins, while the Guapinol deposit includes the Guapinol and Vancouver veins.  Resource 3D wireframes were built for each mineralized vein.  Underground wireframes were modelled at a nominal 2.0 g/t AuEq over 2.4 m true thickness.  The open pit veins were modelled at a nominal 0.4 g/t AuEq over 3 m true thickness.  The wireframes were used to constrain and populate the resource block models.  The block grade estimate used the inverse distance squared (ID2) interpolation method.  The Mineral Resource is reported at a cut-off grade of 2.0 g/t gold equivalent (AuEq) for the underground and at a cut-off grade of 0.42 g/t AuEq for the open-pit, at a gold price of US$1,500 per ounce and a silver price of US$23 per ounce.  High-grade gold assays were capped at values ranging from 8 g/t to 40 g/t and high grade silver assays were capped at values ranging from 40 g/t to 800 g/t depending on domain.  The open pit component of the Mineral Resource estimate was constrained by a preliminary pit optimization shell. The effective date of this resource estimate is March 15, 2018.

A supporting NI 43-101 Technical Report will be filed on SEDAR at www.sedar.com within 45 days of this release.

TABLE 1 SUMMARY OF INFERRED MINERAL RESOURCES – AS OF MARCH 15, 2018
IAMGOLD Corporation – Eastern Borosi Project

Category	Method/Vein	Tonnage (000 t)	Grade Au (g/t)	Contained Ounces Au (oz)	Grade Ag (g/t)	Contained Ounces Ag (oz)	Grade AuEq (g/t)	Contained Ounces AuEq (oz)
Inferred	Underground

	Blag	740	3.01	71,500	117	2,776,000	4.16	99,000
	East Dome	513	2.23	37,000	219	3,611,000	4.38	72,500
	Riscos de Oro	1,184	5.73	218,000	106	4,046,500	6.77	258,000
	Guapinol	612	12.74	251,000	12	243,500	12.86	253,000
	Vancouver	170	8.54	46,500	15	82,000	8.69	47,500
	Total Underground	3,219	6.03	624,000	104	10,758,500	7.05	729,500

Inferred	Open Pit

	La Luna	1,199	1.98	76,500	16	601,000	2.13	82,000

Inferred	Total Underground and Open Pit	4,418	4.93	700,500	80	11,359,500	5.72	812,000

Notes:
1.	CIM (2014) definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq for resources potentially mined by underground methods and 0.42 g/t AuEq for resources potentially mined by open pit methods.
3.	Gold equivalent values were calculated using the formula: AuEq (g/t) = Au (g/t) + Ag (g/t) / (101.8)
4.	Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce of gold, US$23 per ounce of silver.
5.	A minimum mining width of 2.4 m was used for underground and 3 m for open pit.
6.	Bulk density is 2.65 t/m3 for Blag, East Dome, Riscos de Oro, and La Luna, and 2.60 t/m3 for Guapinol and Vancouver.
7.	East Dome is included in the Blag resource model and Vancouver is included in the Guapinol resource model.
8.	Numbers may not add due to rounding.
9.	Mineral Resources that are not Mineral Reserves do not have economic viability.

The four deposits are located in an approximately 8 by 10 kilometre area and observed to display different lens orientations and grades. The various veins are generally open along strike and locally at depth. The potential for adding additional resources will continue to be evaluated in future exploration programs. A deposit location plan map is attached to this news release.

About the Eastern Borosi Project

Exploration to date on the Eastern Borosi Project has outlined several tens of kilometres of prospective mineralized structures located in an historic gold-silver mining district.  Historical drilling by previous explorers and Calibre intersected low sulphidation epithermal gold-silver mineralization hosted within porphyritic andesite. The vein systems consist of structurally controlled, high-energy quartz-carbonate vein breccias, vein-stockworks and discrete smokey quartz veins containing fine grained sulphide minerals.  Targets have been defined by surface soil and rock sampling, trenching and drilling.

The Eastern Borosi Project is held under an earn-in option to joint venture agreement between IAMGOLD and Calibre. In 2017, IAMGOLD vested an initial 51% interest under the terms of the First Option by making cash payments totaling US$450,000 to Calibre, as well as funding US$5 million in exploration expenditures. Subsequently, IAMGOLD has entered the Second Option with the right to earn a further 19% in the Project by completing additional cash payments totaling US$450,000 and further exploration expenditures totaling US$5 million.

Next Steps

Calibre, currently the project operator, has initiated the 2018 exploration and drilling program funded by IAMGOLD. Current work consists of detailed surface geochemistry, rock sampling, and mapping to evaluate a series of emerging targets and potential extensions to certain known zones. A diamond drilling program has started with an initial program of 6,000 metres to further test targeted zones and defined targets, as well as complete a first pass testing of new targets to expand the current resources. Results will be reviewed as they are received in order to prioritize developing targets with a view to ultimately complete up to 10,000 metres of drilling in 2018 should results warrant.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, all-in sustaining costs and other cost estimates, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources and mineral reserves, exploration results, life-of-mine estimates and potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as mineral resources and mineral reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward- looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Qualified Persons and Technical Information

The mineral resource estimate, including verification of the data disclosed, has been completed by Roscoe Postle Associates Inc. ("RPA") and reported in accordance with NI 43-101 requirements and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by Tudorel Ciuculescu, P.Geo., of RPA.

Tudorel Ciuculescu, P.Geo., who is an independent qualified person under NI 43-101, has reviewed and approved the contents of this release. The information in this news release was reviewed and approved by Marie-France Bugnon, P. Geo., General Manager Exploration for IAMGOLD, who is considered a Qualified Person as defined by National Instrument 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the resource definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

FIGURE 1 LOCATION PLAN MAP

SOURCE IAMGOLD Corporation

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CO: IAMGOLD Corporation

CNW 07:00e 03-APR-18